

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2014

Via E-mail
Kenneth L. Waggoner
Chief Executive Officer and President
Nuvilex, Inc.
12510 Prosperity Drive
Suite 310
Silver Spring, Maryland 20904

      Re: **Nuvilex, Inc.**
               Form 10-K for Fiscal Year Ended April 30, 2013
               Filed July 29, 2013
               File No. 333-68008

Dear Mr. Waggoner:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Daniel Greenspan for

               Jeffrey P. Riedler
               Assistant Director